Exhibit 99.2

Origin's GM Corn Seed Pipeline


Traits
PHASE1
PHASE2
PHASE3
PHASE4
PHASE5
Corn Hybrid + GMO Commercialization
Laboratory Research
Intermediate Test
Environment Release Test
Production Test
Safety Certificate
Variety Production Test
Variety Approval
Phytase1
Glyphosate Tolerance2
Bt3
Glyphosate + Bt4
Nitrogen Use Efficiency
Drought Tolerance
Progress from 2011 to 2012

Notes:

1. The variety production test of two corn hybrids with phytase traits have been completed and are pending the variety approval from the Chinese government. Two more varieties are currently going through variety production test.
2. One glyphosate tolerance event is currently undergoing Phase 4. Two more events are being submitted for Phase 3. More than one thousand glyphosate tolerance events are under Phase 1.
3. Two Bt events are under Phase 2 and over two hundreds events are being tested in Phase 1.
4. Six events of "Glyphosate + Bt" are under Phase 2 while more than 4,500 events are being screened in Phase 1.

Hybrid Corn Registration and Approval Year Pre-Registration Trial Registration Trial 1 Registration Trial 2 Field Demo Registration Trial 2 + Field Demo Approved 2009 49 17 2 0 5 3 2010 58 15 4 0 4 2 2011 72 16 5 5 4 0 2012 33 18 5 5 3 3 Notes: This table indicates the number of hybrid corn seed trials going through different stages of the registration and approval process from 2009 to 2012.  Two types of testing tracks exist in China:Pre-Registration Trial ? Registration Trial 1 ? Registration Trial  2 ? Field Demo ? Approval Pre-Registration Trial ? Registration Trial 1 ? Registration Trial 2 + Field Demo ? Approval Each step leading up to Approval takes approximately one year. In some localities, Registration Trial 2 and Field Demo are treated as one and the same step.